UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 3)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

LOCKHEED MARTIN CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock

(Title of Class of Securities)

539830109

(CUSIP Number of Class of Securities)

Marian S. Block

Vice President and Associate General Counsel

Lockheed Martin Corporation

6801 Rockledge Drive

Bethesda, Maryland

(301) 897-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Stephen M. Piper Vice President and Associate General Counsel Lockheed Martin Corporation 6801 Rockledge Drive Bethesda, Maryland 20817 (301) 897-6000	Glenn C. Campbell Hogan Lovells US LLP 100 International Dr., Suite 2000 Baltimore, Maryland 21202 (410) 659-2700	Robert B. Pincus Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square 920 N. King Street Wilmington, Delaware 19801 (302) 651-3001

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$3,917,208,926.20 (1)	$394,462.94 (2)

(1)	Estimated solely for calculating the filing fee, based on the average of the high and low prices of shares of common stock of Leidos Holdings, Inc. (as reported on the New York Stock Exchange on April 11, 2016) into which shares of common stock of Abacus Innovations Corporation being offered in exchange for shares of common stock of Lockheed Martin Corporation will be converted, and paid in connection with the Registration Statement on Form S-4 of Leidos Holdings Inc., which was filed on April 18, 2016 (Registration No. 333-210796) (the “Leidos Form S-4”), calculated as set forth therein, relating to the transactions described in this Schedule TO.
(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, in connection with the Leidos Form S-4, as set forth therein.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $394,462.94	Filing Party: Leidos Holdings, Inc.
Form or Registration No.: Form S-4 (No. 333-210796)	Date Filed: April 18, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introductory Statement

This Amendment No. 3 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Lockheed Martin Corporation (“Lockheed Martin”) with the Securities and Exchange Commission (the “SEC”) on July 11, 2016 (as amended by Amendment No. 1 filed by Lockheed Martin with the SEC on July 29, 2016, and Amendment No. 2 filed by Lockheed Martin with the SEC on August 12, 2016, the “Schedule TO”).

The Schedule TO relates to the offer by Lockheed Martin to exchange all issued and outstanding shares of common stock of Abacus Innovations Corporation (“Splitco common stock”), par value $0.001 per share, for shares of common stock of Lockheed Martin, par value $1.00 per share (“Lockheed Martin common stock”), that were validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below). Following consummation of the Exchange Offer, which expired at 8:00 a.m., New York City time, on August 16, 2016, Lion Merger Co., a Delaware corporation (“Merger Sub”) and wholly-owned subsidiary of Leidos Holdings, Inc. (“Leidos”), merged (the “Merger”) with and into Abacus Innovations Corporation (“Splitco”), whereby the separate corporate existence of Merger Sub ceased and Splitco continued as the surviving company and as a wholly-owned subsidiary of Leidos, and each share of Splitco common stock converted into the right to receive one share of common stock, par value $0.0001 per share, of Leidos (“Leidos common stock”), upon the terms and subject to the conditions set forth in the Prospectus—Offer to Exchange, dated July 11, 2016 (the “Prospectus”), the Letter of Transmittal and the Exchange and Transmittal Information Booklet, copies of which are included as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Splitco has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-210797) (as amended, the “Registration Statement”) to register the shares of Splitco common stock offered in exchange for shares of Lockheed Martin common stock tendered in the Exchange Offer and that would have been distributed in a pro rata distribution to the extent that the Exchange Offer had not been fully subscribed. Leidos has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-210796) to register the shares of Leidos common stock into which shares of Splitco common stock were converted in the Merger.

This Amendment No. 3 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule TO.

Item 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

Pursuant to the Exchange Offer, which expired at 8:00 a.m., New York City time, on August 16, 2016, and based on a preliminary count by the exchange agent, Computershare Trust Company, N.A., approximately 96,116,351 shares of Lockheed Martin common stock were tendered prior to the expiration of the Exchange Offer, including 45,859,639 shares tendered pursuant to guaranteed delivery procedures. The total number of shares tendered included an estimated 1,821,061 shares of Lockheed Martin common stock tendered by odd-lot stockholders (holders of fewer than 100 shares) not subject to proration. Lockheed Martin exchanged a total of 9,369,694 shares of Lockheed Martin common stock in the Exchange Offer.

Based on the total number of shares of Lockheed Martin common stock reported to be tendered and not properly withdrawn prior to the expiration of the Exchange Offer, the Exchange Offer was oversubscribed by approximately 86,746,657 shares, including 45,859,639 shares tendered pursuant to guaranteed delivery procedures, resulting in a preliminary proration factor of approximately 8.01 percent.

Lockheed Martin will not be able to determine the final proration factor until after the end of the Exchange Offer’s guaranteed delivery period, which could be as late as 5:00 p.m. on August 19, 2016. Lockheed Martin will publicly announce the final proration factor, which may be different from today’s preliminary estimate, once it has been determined.

Because more than 9,369,694 shares of Lockheed Martin common stock were tendered, all shares of Splitco common stock owned by Lockheed Martin are expected to be distributed to Lockheed Martin stockholders who tendered their shares of Lockheed Martin common stock in the Exchange Offer, and no shares of Splitco common stock are expected to be distributed to Lockheed Martin stockholders as a pro rata dividend.

On August 16, 2016, Lockheed Martin issued a press release announcing the preliminary results of the Exchange Offer, a copy of which is attached as Exhibit (a)(1)(xii) hereto and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following additional exhibits thereto:

Exhibit No.	Description

(a)(1)(xii)	Press Release, dated August 16, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Lockheed Martin with the Securities and Exchange Commission on August 16, 2016).

(a)(1)(xiii)	Press Release, dated August 16, 2016 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Lockheed Martin with the Securities and Exchange Commission on August 16, 2016).

(a)(5)(xxvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 12, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on August 12, 2016 at 5:12 p.m.).

(a)(5)(xxviii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 15, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on August 15, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOCKHEED MARTIN CORPORATION

By:	/s/ Brian P. Colan
Name:	Brian P. Colan
Title:	Vice President and Controller

Dated: August 16, 2016

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Prospectus—Offer to Exchange, dated July 11, 2016 (incorporated by reference to the Registration Statement).

(a)(1)(ii)	Form of Letter of Transmittal for Lockheed Martin common stock (incorporated by reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(iii)	Form of Exchange and Transmittal Information Booklet (incorporated by reference to Exhibit 99.6 to the Registration Statement).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.7 to the Registration Statement).

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.8 to the Registration Statement).

(a)(1)(vi)	Form of Notice of Guaranteed Delivery for Shares of Lockheed Martin common stock (incorporated by reference to Exhibit 99.9 to the Registration Statement).

(a)(1)(vii)	Form of Notice of Withdrawal for Shares of Lockheed Martin common stock (incorporated by reference to Exhibit 99.10 to the Registration Statement).

(a)(1)(viii)	Form of Letter to the Lockheed Martin Savings Plans Participants (incorporated by reference to Exhibit 99.11 to the Registration Statement).

(a)(1)(ix)	Form of Letter to the Sandia Corporation Savings and Income Plan Participants (incorporated by reference to Exhibit 99.12 to the Registration Statement).

(a)(1)(x)	Press Release, dated August 12, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Lockheed Martin with the Securities and Exchange Commission on August 12, 2016).

(a)(1)(xi)	Form of Second Letter to the Sandia Corporation Savings and Income Plan Participants (incorporated by reference to Lockheed Martin’s Form 425 filed on August 4, 2016).

(a)(1)(xii)	Press Release, dated August 16, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Lockheed Martin with the Securities and Exchange Commission on August 16, 2016).

(a)(1)(xiii)	Press Release, dated August 16, 2016 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Lockheed Martin with the Securities and Exchange Commission on August 16, 2016).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Prospectus—Offer to Exchange, dated July 11, 2016 (incorporated by reference to the Registration Statement).

(a)(5)(i)	Press Release, dated July 11, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Lockheed Martin with the Securities and Exchange Commission on July 11, 2016).

(a)(5)(ii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 11, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 11, 2016).

(a)(5)(iii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 12, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 12, 2016).

(a)(5)(iv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 13, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 13, 2016).

(a)(5)(v)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 14, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 14, 2016).

(a)(5)(vi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 15, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 15, 2016).

(a)(5)(vii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 18, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 18, 2016).

(a)(5)(viii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 19, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 19, 2016).

(a)(5)(ix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 20, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 20, 2016).

(a)(5)(x)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 21, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 21, 2016).

(a)(5)(xi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 22, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 22, 2016).

(a)(5)(xii)	Notice of Potential Special Trading Blackout in Connection with the Agreement and Plan of Merger, dated July 25, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Lockheed Martin with the Securities and Exchange Commission on July 25, 2016).

(a)(5)(xiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 25, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 25, 2016).

(a)(5)(xiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 26, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 26, 2016).

(a)(5)(xv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 27, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 27, 2016).

(a)(5)(xvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 28, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 28, 2016).

(a)(5)(xvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 29, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 29, 2016).

(a)(5)(xviii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 1, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on August 1, 2016).

(a)(5)(xix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 2, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on August 2, 2016).

(a)(5)(xx)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 3, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on August 3, 2016).

(a)(5)(xxi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 4, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on August 4, 2016).

(a)(5)(xxii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 5, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on August 5, 2016).

(a)(5)(xxiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 8, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on August 8, 2016).

(a)(5)(xxiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 9, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on August 9, 2016).

(a)(5)(xxv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 10, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on August 10, 2016).

(a)(5)(xxvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 12, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on August 12, 2016 at 7:11 a.m.).

(a)(5)(xxvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 12, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on August 12, 2016 at 5:12 p.m.).

(a)(5)(xxviii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 15, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on August 15, 2016).

(b)	None.

(d)(i)	Agreement and Plan of Merger, dated as of January 26, 2016, among Lockheed Martin Corporation, Leidos Holdings, Inc., Abacus Innovations Corporation and Lion Merger Co. (incorporated by reference to Exhibit 2.1 of Lockheed Martin Corporation’s Current Report on Form 8-K filed on January 27, 2016).

(d)(ii)	Separation Agreement, dated as of January 26, 2016, between Lockheed Martin Corporation and Abacus Innovations Corporation (incorporated by reference to Exhibit 2.2 of Lockheed Martin Corporation’s Current Report on Form 8-K filed on January 27, 2016).

(d)(iii)	Employee Matters Agreement, dated as of January 26, 2016, among Lockheed Martin Corporation, Abacus Innovations Corporation and Leidos Holdings, Inc. (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(d)(iv)	Tax Matters Agreement, dated as of January 26, 2016, among Lockheed Martin Corporation, Abacus Innovations Corporation and Leidos Holdings, Inc. (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(d)(v)	Amendment to Agreement and Plan of Merger, dated as of June 27, 2016, among Lockheed Martin Corporation, Leidos Holdings, Inc., Abacus Innovations Corporation and Lion Merger Co. (incorporated by reference to Exhibit 2.7 to the Registration Statement).

(d)(vi)	Amendment to Separation Agreement, dated as of June 27, 2016, between Lockheed Martin Corporation and Abacus Innovations Corporation (incorporated by reference to Exhibit 2.8 to the Registration Statement).

(d)(vii)	First Amendment to Employee Matters Agreement, dated as of June 27, 2016, among Lockheed Martin Corporation, Abacus Innovations Corporation and Leidos Holdings, Inc. (incorporated by reference to Exhibit 99.13 to the Registration Statement).

(d)(viii)	Form of Intellectual Property Matters Agreement (incorporated by reference to Exhibit 2.3 to the Registration Statement).

(d)(ix)	Form of Transition Services Agreement (Parent to Splitco) (incorporated by reference to Exhibit 2.4 to the Registration Statement).

(d)(x)	Form of Supply Agreement (Parent to Splitco) (incorporated by reference to Exhibit 2.5 to the Registration Statement).

(d)(xi)	Form of Shared Contracts Agreement – Shared Contracts (Splitco Companies) (incorporated by reference to Exhibit 2.6 to the Registration Statement).

(g)	None.

(h)	Opinions of Davis Polk & Wardwell LLP as to certain tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement).